SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2002

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:      Directorate Change announcement released on 2 December 2002


Prudential plc



Disclosure Director's Details and Share Interests - David Clementi

1. Director's details

Following the announcement made on 5 September 2002, Prudential plc now announces that Sir Roger Hurn has resigned as a director and Chairman of the Board with effect from 30 November 2002 and that David Clementi has succeeded him as a director and Chairman with effect from 1 December 2002. We hereby confirm the following as required by Listing Rules 16.4 and 6.F.2(b) to (g):

Directorships held in publicly quoted companies in the five years prior to appointment

Current Directorships

None

Former Directorships

None







There are no details to be disclosed that may otherwise have been required by paragraphs 6.F.2(b) to (g) and 16.4(a) of the Listing Rules.








     2.     Schedule 11 - Notification of Interests of Directors and
                                  Connected Persons



 1. Name of director: David C Clementi


 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Director named above and spouse

 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    Frank Nominees Limited

 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    See 2 above

 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    David C Clementi was interested in shares in Prudential plc and Egg plc (as set out in 6 below) as at 1 December 2002, being the date on which he became a director and Chairman of Prudential plc, and whose appointment was previously announced to the Stock Exchange on 5 September 2002.

 6. Number of shares/amount of stock acquired:

    Prudential plc: 6,742

    Egg plc: Nil

 7. Percentage of issued class:

    Less than 0.0003%

 8. Number of shares/amount of stock disposed:

    N/A

 9. Percentage of issued class:

    N/A

10. Class of security:

         Prudential plc: shares of 5p each

         Egg plc: shares of 50p each

11. Price per share:

    N/A

12. Date of transaction:

    See 5 above.

13. Date company informed:

    N/A

14. Total holding following this transaction:

         Prudential plc: 6,742 shares of 5p each

         Egg plc: Nil shares of 50p each

15. Total percentage holding of issued class following this notification:

    Less than 0.0003%

    If a director has been granted options by the company, please complete the following fields:


16. Date of grant:

    N/A

17. Period during which or date on which exercisable:

    N/A

18. Total amount paid (if any) for grant of the option:

    N/A

19. Description of shares or debentures involved: class, number:

    N/A

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/A

21. Total number of shares or debentures over which options held following this notification:


        N/A





                              -ENDS-

Contact name for Enquiries

Sylvia Mitchell

020 7548 3826

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805










                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 December, 2002

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/   ___ John Price ______

                                                   John Price
                                              Deputy Group Secretary